SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            GOLDEN STATE BANCORP INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   381197 10 2

                                 (CUSIP NUMBER)


                                 GERALD J. FORD
                            HUNTER'S GLEN/FORD, LTD.
                         200 CRESCENT COURT, SUITE 1350
                               DALLAS, TEXAS 75201
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)




                                  JULY 16, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                        (Continued on the following pages)
                               (Page 1 of 9 pages)


-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP NO.  381197 10 2                      13D                       (PAGE 2 OF 9)
------------------------------                                -------------------------------

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  1   NAME OF REPORTING PERSONS
      Ford Diamond Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        a)[X]
                                                                              (b)[ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
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  4   SOURCE OF FUNDS*
      00 as to 19,825,588 shares
      BK as to 903,000 shares
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                      [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
---------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      0
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          20,728,588
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      0
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      20,728,588
                 ----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,728,588
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                           [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.21%
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                                -------------------------------
CUSIP NO.  381197 10 2                      13D                       (PAGE 3 OF 9)
------------------------------                                -------------------------------

---------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Hunter's Glen/Ford, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        a) [X]
                                                                              (b) [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      00 as to 19,825,588 shares
      BK as to 903,000 shares                                                   [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
---------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      0
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          20,728,588
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      0
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      20,728,588
                 ----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,728,588
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                           [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.21%
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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------------------------------                                -------------------------------
CUSIP NO.  381197 10 2                      13D                       (PAGE 4 OF 9)
------------------------------                                -------------------------------

---------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Gerald J. Ford

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        a) [X]
                                                                               (b)[ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  3   SEC USE ONLY
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      00 as to 20,324,213 shares
      BK as to 903,000
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                      [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
---------------------------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      498,625
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          20,728,588
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      498,625
                 ----------------------------------------------------------------------------
                 ----------------------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      20,728,588
                 ----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      21,227,213
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                           [ ]
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.53%
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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INTRODUCTION

      This Amendment No. 3 to the Statement on Schedule 13D amends the Statement on Schedule 13D, dated December 17, 1999, as amended by Amendment No. 1 thereto, dated May 30, 2000, and by Amendment No. 2 thereto, dated August 23, 2000 (as so amended, the "Schedule 13D"), filed by (a) Gerald J. Ford, (b) Ford Diamond Corporation, a Texas corporation ("FDC") and (c) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen," and collectively, the "Reporting Persons"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

ITEM 4.     PURPOSE OF TRANSACTION

      The following is added to the response to Item 4:

      This Statement reflects percentage changes in beneficial ownership and voting power (1) of the Reporting Persons that have occurred as a result of the Company's issuance of 2,085,225 shares of Common Stock to Hunter's Glen as contingent merger consideration and (2) of Gerald J. Ford as a result of his acquisition of 381,505 other shares of Common Stock described below. The changes in beneficial ownership and voting power, reported in this Statement relating to the issuance of these 2,466,730 shares are not the result of any expenditure of funds by the Reporting Persons.

      Pursuant to Section 1.6 of the Reorganization Agreement, the Company issued to Hunter's Glen, as contingent merger consideration in the Mergers, 497,381 shares of Common Stock on January 23, 2001 in consideration of that portion of the 1999 Tax Benefits that had not been paid in May,2000 and the receipt by the Company in 2000 of a refund arising out of tax payments made prior to the Merger Date by Parent Holdings, 543,817 shares of Common Stock on July 19, 2001 for a portion of the shares of Common Stock issuable to Hunter's Glen for the use by the Company in 2000 of certain tax benefits resulting from certain net operating loss carryforwards of Parent Holdings, FNH and Cal Fed (the "2000 Tax Benefits"), and 1,044,027 shares of Common Stock on July 16, 2002 for an additional portion of the 2000 Tax Benefits.

      In addition to the issuance of the Contingent Shares for the Carryover 2000 Tax Benefits and the 2001 Tax Benefits described above: (1) in January, 2001 the Company awarded Mr. Ford 27,060 shares of restricted stock as part of his 2000 bonus payment, (2) in January, 2001 options to purchase 57,667 shares of Common Stock vested, (3) in May, 2001 options to purchase 75,000 shares of Common Stock vested, (4) in January, 2002 the Company awarded Mr. Ford 30,778 shares of restricted stock as part of his 2001 bonus payment, (5) in January, 2002 options to purchase 116,000 shares of Common Stock vested, and (6) in May, 2002, options to purchase 75,000 shares of Common Stock vested.

      On May 21, 2002, the Company, Citigroup Inc., a Delaware corporation ("Citigroup"), and Mercury Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Citigroup ("Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, the Company will be merged with and into Merger Subsidiary, with Merger Subsidiary being the surviving corporation of such merger (the "Merger"), and as a result of the Merger, the Company will become a wholly-owned subsidiary of Citigroup. Upon consummation of the Merger, Citigroup will pay an amount of cash and shares of common stock, par value $0.01 per share, of Citigroup (the "Citigroup Common Stock") for each share of Common Stock determined by a formula contained in the merger agreement. The merger consideration will be based on the arithmetic average of the 4:00 p.m. Eastern time closing sales prices of Citigroup Common Stock reported on the New York Stock Exchange for the five consecutive trading days preceding, but not including, the second trading day prior to the closing date of the merger. The Company's stockholders will be entitled to elect to receive such merger consideration in Citigroup Common Stock or cash, subject to certain limitations. Depending on a particular shareholder's election, based on the closing price of Citigroup Common Stock on July 16, 2002, for each share of Common Stock held by that shareholder they could receive $35.35 in cash or approximately 0.9764 shares of Citigroup Common Stock. Mr. Ford and Hunter's Glen have the right to elect to receive only stock in the merger regardless of the cash/stock elections made by the stockholders of the Company.

      A copy of the Merger Agreement is attached hereto as Exhibit 6. The description of the Merger Agreement contained in this Amendment is qualified in its entirety by reference to the Merger Agreement.

      On May 21, 2002, the Company, Citigroup, Mafco Holdings, Investments Corp., MacAndrews & Forbes Holdings Inc. ("MacAndrews"), Hunter's Glen and Gerald J. Ford ("Ford" and together with Mafco Holdings, Investments Corp., MacAndrews and Hunter's Glen, the "Securityholders") entered into a Securityholders Agreement (the "Securityholders Agreement") pursuant to which, among other things, the Securityholders agreed to vote their shares of Common Stock in favor of the Merger, the adoption of the Merger Agreement and the Securityholders Agreement and against any alternative transaction or any action or agreement reasonably likely to impede, frustrate, prevent or nullify the Merger, the Securityholders Agreement or the Merger Agreement. The Securityholders have also given Citigroup an irrevocable proxy to vote their shares of Common Stock in favor of the Merger and against any alternative transaction. The foregoing provisions of the Securityholders Agreement do not apply to shares of Common Stock beneficially owned by a Securityholder, but with respect to which such Securityholder does not have the power to vote.

         The Securityholders Agreement also provides for, among other things,
(i) the termination of the Registration Rights Agreement, dated as of September 11, 1998, by and among the Company and certain of the Securityholders and (ii) certain amendments to the Agreement and Plan of Reorganization, dated as of February 4, 1998, by and among the Company, First Nationwide Holdings Inc., and certain of the Securityholders (the "1998 Merger Agreement").

         As part of the Securityholders Agreement, the amendments to the 1998 Merger Agreement include the assumption by Citigroup of all of the Company's obligations to make and receive payments to and from Investments Corp. and Hunter's Glen, in respect of the Company's receipt of litigation proceeds and utilization of tax benefits, and for all such payments, when made in stock, to be made in shares of Citigroup Common Stock rather than Common Stock. The amendments to the 1998 Merger Agreement also include (i) the amendment of certain rights of Investments Corp. and Hunter's Glen to receive payments pursuant to the 1998 Merger Agreement in respect of litigation proceeds, (ii) the settlement and amendment of certain rights of Investments Corp. and Hunter's Glen to receive payments pursuant to the 1998 Merger Agreement in respect of tax benefits, (iii) provisions obligating the Securityholders to indemnify Citigroup for damages resulting from the disallowance of tax benefits and certain other tax liabilities, and (iv) provisions establishing an escrow fund for the purpose of fulfilling certain of the Securityholders' obligations to repay and indemnify Citigroup.

         Additionally, the Securityholders Agreement provides for Citigroup, Investments Corp. and Hunter's Glen to enter into a registration rights agreement, in the form attached as Exhibit A to the Securityholders Agreement, obligating Citigroup, upon a request by Investments Corp. or Hunter's Glen, to file up to three registration statements providing for the sale by Investments Corp. or Hunter's Glen of shares of Citigroup Common Stock received by Investments Corp. or Hunter's Glen pursuant to the 1998 Merger Agreement, as amended by the Securityholders Agreement.

         A copy of the Securityholders Agreement is attached hereto as
Exhibit 7. A copy of a subsequent amendment to the Securityholders Agreement is also attached hereto as Exhibit 7.1. The description of the Securityholders Agreement contained in this Amendment is qualified in its entirety by reference to the Securityholders Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The following is added to the response to Item 5:

            (a) - (b) As of June 30, 2002 based upon information provided by the Company, there were 136,268,562 outstanding shares of Common Stock. Mr. Ford may be deemed to beneficially own 21,227,213 shares of Common Stock representing 15.53% of the Common Stock deemed outstanding. Of these 21,227,213 shares, Mr. Ford shares beneficial ownership of 20,728,588 shares of Common Stock, representing 15.21% of the Common Stock deemed outstanding with FDC and Hunter's Glen.

            (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of Schedule 13D is hereby amended and supplemented by incorporating the response contained in Item 4 of this Amendment.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following at the end thereof:

            Exhibit 6. Agreement and Plan of Merger, dated as of May 21, 2002, by and among Golden State Bancorp Inc., Citigroup Inc. and Mercury Merger Sub Inc.

            Exhibit 7. Securityholders Agreement by and among Citigroup Inc., Golden State Bancorp Inc., Mafco Holdings Inc., GSB Investments Inc., MacAndrews & Forbes Holdings Inc., Hunter's Glen/Ford, Ltd. and Gerald J. Ford

            Exhibit 7.1 Amendment to Securityholders Agreement by and among
                        Citigroup Inc., Golden State Bancorp Inc., Mafco Holdings Inc., GSB Investments Inc., MacAndrews & Forbes Holdings Inc., Hunter's Glen/Ford, Ltd. and
                        Gerald J. Ford

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 19, 2002


                                          FORD DIAMOND CORPORATION

                                       By: /s/ Charles W. Brown
                                          -----------------------------
                                          Name: Charles W. Brown
                                          Title: Treasurer



                                          HUNTER'S GLEN/FORD, LTD.
                                          By: Ford Diamond Corporation,
                                          General Partner

                                       By: /s/ Charles W. Brown
                                          -----------------------------
                                          Name: Charles W. Brown
                                          Title: Treasurer



                                          GERALD J. FORD

                                       By: /s/ Gerald J. Ford
                                          -----------------------------
                                          Name: Gerald J. Ford

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                            Ford Diamond Corporation

      Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.


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Name and Address       Position Held with FDC           Present Principal Occupation
                                                              or Employment
-------------------------------------------------------------------------------

Gerald J. Ford        President and Sole Director      Chairman & Chief Executive Officer,
                                                       Golden State Bancorp Inc. and California Federal Bank


Gary Schultz                Vice President             Office Manager
                                                       Diamond A-Ford Corporation


Charles W. Brown              Treasurer                Controller, Diamond A-Ford Corporation


Shirley Booth                 Secretary                Executive Assistant, California Federal Bank




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